UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)*

                              DATA DIMENSIONS, INC.
                        -------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                      -----------------------------------
                         (Title of Class of Securities)

                                    237654207
                              --------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                   -----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 2, 1997
                          ---------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                               Page 1 of 11 Pages

                                                              Page 2 of 11 Pages


                                  SCHEDULE 13D

CUSIP No. 237654207

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]
3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            525,400/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    4.54%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
---------------

1.       See Item 5.

                                                              Page 3 of 11 Pages


                                  SCHEDULE 13D

CUSIP No. 237654207

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  George Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            525,400/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    4.54%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-----------------------
1.       See Item 5.

                                                              Page 4 of 11 Pages


                                  SCHEDULE 13D

CUSIP No. 237654207

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            525,400/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    4.54%

14       Type of Reporting Person*

                  IA

                      SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------------
1.       See Item 5.

                                                              Page 5 of 11 Pages


                                  SCHEDULE 13D

CUSIP No. 237654207

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  White Rock Capital, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Texas

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  570,400
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            570,400

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            570,400

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                    4.92%

14       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 11 Pages


                                  SCHEDULE 13D

CUSIP No. 237654207

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Thomas U. Barton

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only


4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  570,400
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            570,400

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            570,400

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                            4.92%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 11 Pages


                                  SCHEDULE 13D

CUSIP No. 237654207

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Joseph U. Barton

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  570,400
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            570,400

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            570,400

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                    4.92%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 11 Pages


               This Amendment No. 3 to Schedule 13D relates to shares of Common Stock, $0.001 par value per share (the "Shares"), of Data Dimensions, Inc. (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on
Schedule 13D dated April 15, 1996 and all amendments thereto (collectively"Initial Statement") filed by certain of the Reporting Persons (as defined herein). This Amendment No. 3 is being filed by the Reporting Persons to report that certain of the Reporting Persons and Quasar Partners have disposed of Shares held for their respective accounts, and, as such, the Reporting Persons no longer may be deemed the beneficial owners of five percent or more of the outstanding Shares of the Issuer. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.


Item 5.        Interest in Securities of the Issuer.

               Quasar Partners previously entered into an investment advisory contract with White Rock Capital, L.P., a Texas limited partnership ("White Rock"), pursuant to which White Rock was granted investment discretion over certain funds of Quasar Partners (the "White Rock Contract"). The Shares currently held for the account of Quasar Partners were acquired at the direction of White Rock, and none of SFM LLC, Mr. Soros and Mr. Druckenmiller currently exercises voting or dispositive power over the Shares.

               (a) (i) As a consequence of SFM LLC's ability to terminate the White Rock Contract with respect to all investments, including those involving the Shares, and acquire voting and dispositive power over the Shares within 60 days, notwithstanding the fact that none of SFM LLC, Mr. Soros and Mr.
Druckenmiller currently exercises such power, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed the beneficial owner of 525,400 Shares (approximately 4.54% of the total number of Shares outstanding).

                    (ii) White Rock, Thomas U. Barton and Joseph U. Barton may be deemed the beneficial owner of 570,400 Shares (approximately 4.92% of the total number of Shares outstanding). This number consists of (1) 525,400 Shares held for the account of Quasar Partners and (2) 45,000 Shares held for the account of Collins Capital.

               (b) (i) White Rock, Thomas U. Barton and Joseph U. Barton are currently vested with shared power to direct the voting and disposition of the 525,400 Shares held for the account Quasar Partners as a result of the White Rock Contract and the positions of Thomas U. Barton and Joseph U. Barton as the general partners of White Rock. SFM LLC has the contractual authority on behalf of Quasar Partners to terminate the White Rock Contract within 60 days and, as a result, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to have the ability to acquire the voting and dispositive power held by White Rock with respect to the 525,400 Shares.

                    (ii) White Rock, Thomas U. Barton and Joseph U. Barton are currently vested with shared power to direct the voting and disposition of the 45,000 Shares held for the account of Collins Capital.

               (c) Except as  disclosed on Annex A attached  hereto,  there have

                                                             Page 9 of 11 Pages


been no transactions effected with respect to the Shares since May 10, 1997 (60 days prior to the date hereof) by Quasar Partners or by any of the Reporting Persons. All of the transactions listed on Annex A were executed in routine brokerage transactions in the over-the-counter market.

               (d) (i) The partners of Quasar Partners, including Quasar International Fund N.V., a Netherlands Antilles corporation, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for the account of Quasar Partners in accordance with their partnership interests in Quasar Partners.

                    (ii) The partners of Collins Capital have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by Collins Capital in accordance with their partnership interests in Collins Capital.

               (e) Each of SFM LLC, Mr. Soros and Mr. Druckenmiller ceased to be a beneficial owner of five percent or more of the outstanding Shares on July 2, 1997. Each of White Rock, Thomas U. Barton and Joseph U. Barton ceased to be a beneficial owner of five percent or more of the outstanding Shares on July 8, 1997.

Item 7.        Material to be Filed as Exhibits.

               A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus (filed as Exhibit A to the Initial Statement and incorporated herein by reference).

               B. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus (filed as Exhibit B to the Initial Statement and incorporated herein by reference).

               C. Joint Filing Agreement dated January 1, 1997 by and among SFM LLC, Mr. Soros, Mr. Druckenmiller, White Rock, Thomas U. Barton and Joseph U. Barton (filed as Exhibit C to the Initial Statement and incorporated herein by reference).

                                                             Page 10 of 11 Pages


                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 9, 1997                          SOROS FUND MANAGEMENT LLC


                                             By:  /S/ MICHAEL C. NEUS
                                                  -----------------------------
                                                  Michael C. Neus
                                                  Assistant General Counsel


                                             GEORGE SOROS


                                             By:  /S/ MICHAEL C. NEUS
                                                  -----------------------------
                                                  Michael C. Neus
                                                  Attorney-in-Fact


                                             STANLEY F. DRUCKENMILLER


                                             By:  /S/ MICHAEL C. NEUS
                                                  -----------------------------
                                                  Michael C. Neus
                                                  Attorney-in-Fact


                                             WHITE ROCK CAPITAL, L.P.


                                             By:  /S/ THOMAS U. BARTON
                                                  -----------------------------
                                                  Thomas U. Barton
                                                  General Partner


                                             /S/ THOMAS U. BARTON
                                             ----------------------------------
                                             Thomas U. Barton


                                             /S/ JOSEPH U. BARTON
                                             ----------------------------------
                                             Joseph U. Barton

                                                             Page 11 of 11 Pages

                                     ANNEX A

                   RECENT TRANSACTIONS IN THE COMMON STOCK OF
                              DATA DIMENSIONS, INC.


For the                   Date of           Nature of                 Number of                    Price Per Share/
Account of               Transaction       Transaction                  Shares                     Price For Options
----------               -----------       -----------                ---------                    -----------------

Quasar                     5/13/97               Buy                     5,000                           30.812
Partners/1/                5/15/97               Sell                   15,000                           29.749
                           5/15/97               Sell                   25,000                           29.999
                           5/27/97               Buy                    10,000                           27.750
                           5/30/97               Buy                     5,000                           30.375
                           6/12/97               Buy                     5,000                           26.750
                           7/02/97               Sell                  380,000                           24.349
                           7/08/97               Sell                   40,000                           22.999
                           7/08/97               Sell                    5,000                           23.311

Collins                    5/15/97               Sell                    5,000                           29.749
Capital                    5/30/97               Buy                     5,000                           30.375
                           6/12/97               Buy                     5,000                            26.75
                           6/26/97               Buy                    15,000                           22.625
                           6/26/97               Sell                   35,000                           23.124
                           7/2/97                Sell                   20,000                           24.349

Joseph                     5/12/97               Buy                     2,500                        $3,200.00   (Call Options)2
Barton                     5/13/97               Sell                    2,000                        $3,274.88   (Call Options)2
                           5/14/97               Sell                    3,000                        $5,362.32   (Call Options)2
                           5/14/97               Sell                    3,500                        $6,049.79   (Call Options)2
                           6/10/97               Buy                    10,000                        $1,975.00   (Call Options)2
                           6/10/97               Buy                     5,000                        $4,787.50   (Call Options)2
                           6/13/97               Buy                     3,000                        $7,744.50   (Call Options)2
                           6/17/97               Sell                    3,000                        $8,252.71   (Call Options)2



--------
1         Transactions  effected at the direction of White Rock Capital,  L.P. 2
          Price paid or received for options in question.